File No. 811-07816

EX-99.77D POLICIES

Changes in Fundamental Investment Policies:

Effective June 1, 2012, the Fund has eliminated its non-fundamental policy to invest at least 50% of its total assets in commercial mortgage-backed securities ("CMBS") ("50% Policy"), such that the Fund no longer has a minimum investment policy with respect to CMBS.
The elimination of the Fund's 50% Policy provides the Fund with additional flexibility to invest a greater portion of its portfolio in asset classes other than CMBS, including, but not limited to, agency-guaranteed mortgage-backed securities, private label (commonly known as "non-agency") mortgage-backed securities, investment-grade corporate debt securities and high yield corporate debt securities. The Fund's management team believes that greater investment flexibility may further serve to diversify the portfolio across a variety of potentially higher yielding securities. Such increased investment flexibility is particularly attractive to the management team in light of ongoing volatility across financial markets. While the Fund's management team currently expects the Fund to continue to have exposure to CMBS, the management team now has greater flexibility to pursue, subject to market conditions and other factors, other income generating opportunities in fixed income investments.

Amendment and Restatement of Fundamental Policy on Industry
Concentration.  At a special meeting of shareholders held on August
20, 2012, shareholders of the Fund approved an amendment and restatement of the Fund's current fundamental investment policy regarding industry concentration. The Fund's amended and restated policy (the "New Policy") is as follows: "The Fund, under normal circumstances, will invest at least 25% of its total assets (i.e., concentrate) in privately-issued mortgage-related securities not issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities. The Fund may not purchase any security if as a result 25% or more of the Fund's total assets (taken at current value at the time of investment) (i.e., concentrate) would be invested in a single industry (for purposes of this restriction, investment companies are not considered to be part of any industry)."

For purposes of applying the second sentence of the New Policy (the "industry concentration policy"), the Sub-Adviser will, on behalf of the Fund, make reasonable determinations as to the appropriate industry classification to assign to each security or instrument in which the Fund invests. Investments in securities of a single foreign government represent investments in a separate industry, although currency positions are not considered to be an investment in a foreign government for these purposes. Mortgage-related or other asset-backed securities that are issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities are not subject to the industry concentration policy, by virtue of the exclusion from that test available to all U.S. Government securities.

For purposes of applying the first sentence of the New Policy, privately-issued mortgage-related securities means any mortgage-related security (other than those issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities), such as securities representing interests in, collateralized or backed by, or whose values are determined in whole or in part by reference to any number of mortgages or pools of mortgages or the payment experience of such mortgages or pools of mortgages, including Real Estate Mortgage Investment Conduits ("REMICs"), which could include resecuritizations of REMICs ("Re-REMICs"), mortgage pass-through securities, inverse floaters, collateralized mortgage obligations, collateralized loan obligations, multiclass pass-through securities, private mortgage pass-through securities, and stripped mortgage securities (generally interest-only and principal-only securities). Exposures to mortgage-related securities through derivatives or other financial instruments will be considered investments in mortgage-related securities. Privately-issued mortgage-related securities also may include, without limitation, interests in pools of residential mortgages or commercial mortgages, and may relate to domestic or non-U.S. mortgages.